SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) **[X]**

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) **[X]**

TOKYU HYAKKATEN KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU DEPARTMENT STORE CO., LTD.
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Hisashi Takai
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-6622

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I are English translations of excerpts from a slide presentation entitled "Presentation Handout" which Tokyu Corporation presented at an investors meeting held in Japan on November 18, 2004. Attached as Attachment II are English translations of excerpts from a slide presentation entitled "Summary of Financial Results " which Tokyu Corporation also presented at the same investors meeting. The full English translations of each of these slide presentations have been posted in their entirety on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on September 28, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Yuji Kinoshita
General Manager
Accounting, Group Strategy & IR Division
Financing, Accounting and Group Strategy Headquarters

(Name and Title)

November 18, 2004

(Date)

TRANSLATION FOR
YOUR CONVENIENCE ONLY

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This presentation relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the Tokyu may purchase securities otherwise than pursuant to the tender offer, such as in open market or privately negotiated purchases.

Presentation Handout (Excerpts)

November 18, 2004

Investors meeting

Tokyu Corporation

(9005)

http://www.tokyu.co.jp/

Forecast of Financial Summary for FY03/2005

Financial Target (Consolidated)

(Billions of yen)	FY03/2003 Actual	FY03/2004 Actual	FY03/2005 Forecast	Change From original target
Operating revenue	1,385.4	1,223.4	1,040.0	0.0
Operating profit	76.9	58.1	72.0	2.0
Recurring profit	51.9	52.9	62.0	12.0
Net income	3.4	(12.3)	28.5	(1.5)
Shareholder's equity	151.7	160.9	184.0	29.0
Interest-bearing Debt	1,466.2	1,244.8	1,160.0	(40.0)
ROE(%)	2.2	(7.9)	16.5	Target: Greater than 10%
Net interest-bearing debt/ Operating cash flow	13.6	11.4	9.5	Target: Fewer than 10x

Not including Tokyu Dept.Store and Tokyu Agency. (After being consolidated: 1,277.0 B yen)

① Early Adoption of Impairment Accounting for FY03/2004

⇨ **Loss on impairment accounting : 87.6 billion yen**

(Billions of Yen)	
TC Properties	43.8
Tokyu Corporation	35.5
Others	8.1

⇨ **Loss by transfer of separated assets : 51.1 billion yen**
(offset extra ordinary gains of assignment of business)

② Change of Scope of Consolidated Accounting for FY03/2004

(Billions of yen)

		FY03/2004 Operating Revenue	FY03/2004 Operating Profit	FY03/2005 Operating Revenue	FY03/2005 Operating Profit
Tokyu Construction	Company Separation on Oct.1, 2003 Construction business is out of scope of consolidation from second half FY03/2004	(176.0)	(8.0)	(195.2)	(2.7)
Tokyu tourist	Share transfer on Mar.31, 2004 Out of scope of consolidation from FY03/2005	-	-	(23.5)	(1.1)

2

Acquired Tokyu Department Store Co., Ltd as a wholly owned subsidiary

(i) Tender Offer

◇Period — Sep. 28, 2004 through Nov. 4, 2004 the date of settlement: Nov.11, 2004

◇Change of number of shares owned
(Before Tender Offer) 67,483,580 shares (ownership rate: 24.37%)
(Number of purchased shares) 96,360,790 shares
(After Tender offer) 163,844,370 shares (ownership rate: 59.18%)

◇Tender Offer Price — 175 Yen per share — Funds required for Tender Offer: 16,863 million Yen

◇Information regarding the companies become subsidiaries

<Ratio of Shareholding (Tokyu Corp. /consol.)>

Tokyu Dept. Store: 25.43% through 59.18%

~~Tokyu Agency: 37.07% through 46.29%~~

Financial Statement of FY03/2005
P/L Post as an investment profit on equity method
B/S Consolidate as of Mar.31, 2005

(Billions of Yen)	Tokyu Dept. Store (Consolidated) FY01/2004	Tokyu Agency (non-consolidated) FY03/2004
Operating Revenue	372.1	155.9
Operating Profit	9.5	1.5
Recurring Profit	5.1	2.2
Net Income	(9.2)	0.7
Interest bearing debt	110.8	14.7
Total assets	210.4	50.1

(ii) Share Exchange

◇Rate of Exchange — Tokyu Corp. : Tokyu Department Store = 1 : 0.32

◇Schedule
- Nov. 15 2004 — Execution of Share Exchange Agreement (meeting of the board of directors).
- Jan.25, 2005 (plan) — Extraordinary general shareholders' meetings of TDS to approve the Share Exchange Agreement
- Apr.1,2005(plan) — Date of Execution of the share exchange

◇Schedule of share issuance (thousand of shares)
- Sep. 30, 2004 — 1,140,974 (Share exchange: shares of Izukyu 4,073)
- Oct.1, 2004 — 1,145,047 (Share exchange: shares of Tokyu Dept. Store 36,164)
- Apr.1, 2005 (plan) — 1,181,211

3.16% of total number of the issued shares

3

TRANSLATION FOR
YOUR CONVENIENCE ONLY

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This presentation relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the Tokyu may purchase securities otherwise than pursuant to the tender offer, such as in open market or privately negotiated purchases.

Summary of Financial Results (Excerpts)

(FY03/2005 Interim)

November 18, 2004

Investors meeting

Tokyu Corporation

(9005)

http://www.tokyu.co.jp/

Financial Summary (Consolidated)

Forecast of Financial Summary for FY03/2005 - 1

Financial Target (Consolidated)

(Billions of yen)

	FY03/2003 Actual	FY03/2004 Actual	FY03/2005 Forecast	Change From original target
Operating revenue	1,385.4	1,223.4	1,040.0	0.0
Operating profit	76.9	58.1	72.0	2.0
Recurring profit	51.9	52.9	62.0	12.0
Net income	3.4	(12.3)	28.5	(1.5)
Shareholder's equity	151.7	160.9	184.0	29.0
Interest-bearing Debt	1,466.2	1,244.8	1,160.0	(40.0)
ROE(%)	2.2	(7.9)	16.5	Target: Greater than 10%
Net interest-bearing debt/ Operating cash flow	13.6	11.4	9.5	Target: Fewer than 10x

Not including Tokyu Dept.Store and Tokyu Agency. (After being consolidated: 1,277.0 B yen)

① Early Adoption of Impairment Accounting for FY03/2004

⇨**Loss on impairment accounting : 87.6 billion yen**

	(Billions of Yen)
TC Properties	43.8
Tokyu Corporation	35.5
Others	8.1

⇨**Loss by transfer of separated assets : 51.1 billion yen**
(offset extra ordinary gains of assignment of business)

② Change of Scope of Consolidated Accounting for FY03/2004

(Billions of yen)

		FY03/2004		FY03/2005	
		Operating Revenue	Operating Profit	Operating Revenue	Operating Profit
Tokyu Construction	Company Separation on Oct.1, 2003 Construction business is out of scope of consolidation from second half FY03/2004	(176.0)	(8.0)	(195.2)	(2.7)
Tokyu tourist	Share transfer on Mar.31, 2004 Out of scope of consolidation from FY03/2005	-	-	(23.5)	(1.1)

5

Financial Summary (Consolidated)

Forecast of Financial Summary for FY03/2005 - 2

(Billions of yen)		FY3/2003 Actual (i)	FY3/2004 Actual (ii)	Change (ii) - (i)	FY3/2005 Forecast (iii)	Change (iii) - (ii)	Change to original target
Operating revenue		1,385.4	1,223.4	(162.0)	1,040.0	(183.4)	0.0
Operating profit		76.9	58.1	(18.8)	72.0	13.8	2.0
Transportation	(P.12)	36.6	20.3	(16.2)	37.6	17.2	(1.9)
Real estate	(P.12)	27.8	20.5	(7.2)	19.1	(1.4)	7.1
Retail	(P.12)	5.5	6.9	1.3	7.3	0.3	(0.2)
Leisure services	(P.12)	(1.7)	1.3	3.0	1.6	0.2	(1.4)
Hotel	(P.12)	(2.6)	3.5	6.2	3.1	(0.4)	0.1
Construction	(P.13)	9.5	2.5	(6.9)	---	(2.5)	(0.5)
Others	(P.13)	2.6	2.7	0.0	2.4	(0.3)	(2.6)
Total		77.7	58.0	(19.6)	71.1	13.0	0.6
Elimination	(P.13)	(0.8)	0.0	0.8	0.9	0.8	1.4
Investment gains or losses from equity method	(P.14)	2.5	7.3	4.8	2.7	(4.6)	(3.3)
Recurring profit	(P.14)	51.9	52.9	1.0	62.0	9.0	12.0
Net income	(P.14)	3.4	(12.3)	(15.7)	28.5	40.8	(1.5)
Shareholder's equity		151.7	160.9	9.1	184.0	23.0	29.0
ROE (%)	Target: Greater than 10%	2.2	(7.9)	(10.1)	16.5	24.4	(4.3)
Interest-bearing debt		1,466.2	1,244.8	(221.3)	1,160.0 *1	(84.8)	(40.0)
Cash and deposits		47.0	35.1	(11.9)	41.7 *2	6.6	(8.3)
Net interest-bearing debt (a)		1,419.1	1,209.7	(209.4)	1,118.3	(91.4)	(31.7)
Operating cash flow (b)		104.2	105.8	1.5	118.0	12.2	3.0
[Corporate tax, etc.		(18.1)	(21.9)	(3.8)	(6.7)	15.2	2.3]
(a) / (b)	Target: Fewer than 10x	13.6	11.4	(2.2)	9.5	(1.9)	(0.5)

*1 Not including Tokyu Dept.Store and Tokyu Agency. After being consolidated: 1,277.0 billion yen

*2 Not including Tokyu Dept.Store and Tokyu Agency. After being consolidated: 49.2 billion yen

6

Financial Summary (Consolidated)

Forecast of Statements of Cash Flows

(Billions of yen)

	FY03/2005 Interim Actual		FY03/2005 Forecast	
Cash flows from operating activities	64.2	Income before income taxes 29.2 Depreciation and amortization 26.7 Loss on sales of fixed assets 9.1 Loss on change of retirement benefit scheme 13.0 Appraisal loss on real estate for resale 11.8 Income taxes paid (2.5)	118.0	Income before income taxes 48.8 Depreciation and amortization 56.7 Loss on sales of fixed assets 9.8 Loss on disposal of fixed assets *1 10.4 Loss on change of retirement benefit scheme 13.0 Appraisal loss on real estate for resale 11.9 Income taxes paid (6.7)
Cash flows from investing activities	32.6	Capital investment (44.5) Contribution by subsidies for construction 7.5 Sale of fixed assets 58.6 Sale of investment securities 11.7	(30.6)	Capital investment (109.1) Contribution by subsidies for construction 19.1 Sale of fixed assets 60.0 Sale of investment securities 16.3 Acquisition of shares of TDS*2 (16.9)
Cash flows from financing activities	(97.6)	Interest-bearing debt (91.2) Cash dividends paid (5.6)	(88.4)	Interest-bearing debt (79.8) Cash dividends paid (8.6)
Increase in cash and cash equivalents	(0.6)		(1.0)	
			7.5	Increase due to consolidated Tokyu Dept. Store and Tokyu Agency 7.5
Cash and cash equivalents at end of period	41.7		49.2	

*1 Majority of disposal of fixed assets consists of that of temporary structures for construction of new railroads and relating facilities over or under previously operated railroads upon completion . Rest of it is other properties and equipment on book. *2 Tokyu Department Store Co., Ltd.

9

Financial Statements (Consolidated)

Statements of Cash Flows (Actual Interim and Forecast FY 03/2005)

(Millions of Yen)

	FY3/2004 Interim Actual	FY3/2005 Interim Actual	Reference		FY3/2005 Full-year Projection as of Nov. 15 2004	Reference	
Cash Flows from Operating Activities	36,693	64,278	Income before income taxes Depreciation and amortization Loss on sales of fixed assets Loss on change of retirement benefit scheme Appraisal loss on real estate held for resale Income taxes paid	29,280 26,737 9,100 13,069 11,883 (2,556)	118,000	Income before income taxes Depreciation and amortization Loss on sale of fixed assets Loss on disposal of fixed assets* Loss on change of retirement benefit scheme Appraisal loss of fixed assets helf for resale Income taxes paid	48,800 56,700 9,800 10,400 13,069 11,883 (6,700)
Cash Flows from Investing Activities	(23,840)	32,672	Capital expenditure Contribution by subsidies for construction Sale of fixed assets Sale of investment securities	(44,571) 7,539 58,631 11,766	(30,600)	Capital expenditure Contribution by subsidies for construction Sale of fixed assets Sale of investment securities Aquisition of shares of Tokyu Dept. Store	(109,100) 19,100 60,000 16,300 (16,900)
Cash Flows from Financing Activities	662	(97,604)	Payments for interest-bearing debt Cash dividends paid	(91,262) (5,684)	(88,400)	Payments for interest-bearing debt Cash dividends paid	(79,800) (8,600)
Increase in cash and cash equivalents	13,664	(649)			(1,000)		

* Majority of disposal of fixed assets consists of that of temporary structures for construction of new railroads and relating facilities over or under previously operated railroads upon completion.
Rest of it is other properties and equipment on book.

Cash and cash equivalents at end of period	65,408	41,796			49,200	Cash and cash equivalent due to consolidate Tokyu Dept. Store and Tokyu Agency.	7,500